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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

41803.00100

Helvetic Airways Upgrades Embraer E2 Order

Amsterdam, Netherlands, July 15th, 2020 – Helvetic Airways has signed a commitment with Embraer to convert four of their remaining firm orders to the larger E195-E2 aircraft. The original order, for 12 E190-E2s with purchase rights for a further 12, and conversion rights to E195-E2, was announced in September 2018. Embraer has so far delivered five E190-E2s to Helvetic Airways, and all deliveries of the remaining seven aircraft, including the four E195-E2s, will be completed before the end of 2021, with the majority in the first half of 2021.

The remaining firm order for the seven aircraft to be delivered has a value of USD 480 million, based on current list prices. With all the purchase rights being exercised, the deal has a list price of USD 1.25 billion.

In a move to diversify fleet capacity, Helvetic Airways will configure the E195-E2 with 134 seats in a single class layout, while their E190-E2s have 110 seats. This gives Helvetic Airways the ability to alter their offering for airlines and other customers and to meet the actual passenger demand for each mission; very useful in the current environment where demand is seeing significant fluctuations. This ability, to dynamically ‘rightsize’ to meet their customers’ demand, is operationally possible due to the common E2 cockpit allowing flight crews to operate across all E2 variants.

The new E195-E2 provides greater capacity, whilst being more sustainable and quiet; the E195-E2 burns 10% less fuel per flight, emits 30% less CO2 per passenger, and is 48% quieter than the E190 aircraft it replaces in Helvetic’s fleet.

Helvetic Airways CEO Tobias Pogorevc, said “The Embraer E195-E2 strikes a good balance between seating capacity, range, fuel consumption and environmentally friendly operation. With between 120 and 150 seats, it has virtually no competition in the regional aircraft segment. Operating a single fleet – in terms of cockpit – with varying seating capacities will enable us to expand our organisation’s operational flexibility and autonomy.”

“Helvetic Airways is powered by a high performance culture, the airline already manages to deliver greater fuel and emissions efficiency from its current E2s than Embraer advertises; and the E2 is already the most efficient single-aisle aircraft family on the market”, said Martyn Holmes, Vice President Europe, Russia and Central Asia at Embraer Commercial Aviation.  “Innovative and successful airlines operating our jets is the greatest advertisement for our aircraft, and acting now to ensure the best capacity diversity for their fleet sets Helvetic Airways up for further success, even in these challenging times.”

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

For nearly two decades, Embraer’s innovative E-Jets family has been transforming commercial aviation. It is the industry’s most successful line of 70-to-150-seat passenger jets designed specifically for this capacity segment. The program has logged in excess of 1,900 orders to date from more than 100 customers. Some 80 airlines currently fly Embraer E-Jets. The global E-Jet fleet has accumulated more than 30 million flight hours, with an average mission completion rate of 99.9%. The versatile airplanes are flying with low-cost, regional and mainline carriers.

Follow us on Twitter: @Embraer

About Embraer

About Embraer A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

41803.00100